

February 3, 2011

<u>By U.S. Mail and Facsimile to 703-766-3385</u>

Mr. Michael W. Clarke
President and Chief Executive Officer
Access National Corporation
1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191

Re: Access National Corporation
Form 10-K for the fiscal year ended December 31, 2009
Schedule 14A, filed April 15, 2009
Forms 10-Q for the quarterly periods ended March 31, 2010,
June 30, 2010, and September 30, 2010
<u>**File No. 000-49929**</u>

Dear Mr. Clarke:

We have reviewed your letter that you filed in response to our comment letter to you. We have comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2009</u>

<u>Business, page 2</u>

1. We acknowledge your proposed response to comment 2 of our comment letter to you. In future filings, please delete your claim that since 1999 you have demonstrated "a steady trend in asset growth." As we noted in our comment letter to you, in 2009 your assets shrank by approximately five percent from 2008 ($702 million at December 31, 2008 to $666 million at December 31, 2009).

2. We acknowledge your proposed response to comment 3 of our comment letter to you. We note on page 6 of your response that only twenty two percent of your loan originations are in Virginia, less than eight percent in Maryland and almost half of your loan originations are in states in which you do not maintain any branch office. In future filings, please revise your claims on page 2 of the Form 10-K, and elsewhere that you conduct business and make loans "primarily in the greater Washington, D.C. Metropolitan Area." Revise your definition of market area on page 5 of your Form 10-K as being Fairfax County (and your response to comment 8 of our previous letter).

3. We acknowledge your proposed response to comment 4 of our comment letter to you. Please undertake to include in your future filings, a revised response pursuant to Item 101 (c)(1) of Regulation S-K, as follows:
   - quantify the "increases in loan default rates" and in "foreclosure rates" to which you refer on the fifth line;
   - describe in detail how you have changed you credit standards to make them "stricter" as you state in the fifth line;
   - describe in detail the "programs to resolve credit issues" to which you refer in the ninth line; and
   - describe the extent to which you rely on the stated information from borrowers, counterparties and other persons with whom you conduct business and the extent to which you conduct due diligence on the information (and revise the related risk factor accordingly).

Risk Factors, page 11

4. We acknowledge your proposed response to comment 15 of our comment letter to you. As we requested, in future filings, discuss the risk that because your directors and officers own a control block of over twenty five percent of the outstanding stock, through their dual roles as directors and officers, on the one hand, and major shareholders on the other, they can nominate directors and by voting together (and with individual shareholders who own over 11.7 percent), they can, depending on the number of other shareholders voting, exert a major role over the election of their nominees as directors. Through their dual role the directors and officers can exercise similar control over other corporate actions that require shareholder votes.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

5. We acknowledge your proposed response to comment 18 of our comment letter to
    you. In particular, we note your references to "loan restructurings" and other
    "action plans." Please include in your future filings, if material, discussion and
    analysis of the following:

    - quantify and analyze trends in collateral values and analyze your
      procedures for assessing the value of your collateral and the frequency
      with which you obtain appraisals of your collateral;
    - quantify and analyze the costs and benefits to you of extending, renewing
      or restructuring or otherwise changing the terms of loans or other
      extensions of credit and whether after such changes, you continue to
      classify such loans as performing;
    - analyze the extent to which you have make additional loans to a borrower
      or any related interest of the borrower who is past due in principal or
      interest more than 90 days; and
    - quantify and analyze the costs and benefits to you of canceling single
      existing loans and replacing them with multiple new loans.

    In addition, provide analysis of trends relating to the aggregate amount of your
    deposits with short term maturities and the effects on you of having most of your
    deposits with maturities of one year or less ($190 million of $257 million).

Form 10-Q for the Quarterly Period Ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

6. We note, on page 26, a substantial increase in reliance on brokered deposits from
    2.4 percent for the first nine months of 2009 to 9.5 percent for the first nine
    months of 2010. If this continues in future periods, please analyze the
    ramifications of the increase including the costs and benefits to you of having 9.5
    percent of your deposits being brokered deposits including the extent to which
    these are short term, higher interest rates than local deposits and not as likely to be
    rolled over a local deposits.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney